

Mail Stop 3010

October 7, 2009

H. Kerr Taylor, President
REITPlus, Inc.
8 Greenway Plaza, Suite 1000
Houston, Texas 77046

> **Re: REITPlus, Inc,**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed September 29, 2009**
> **File No. 333-159610**

Dear Mr. Taylor:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that there is some information yet to be completed, such as various dates related to considering, voting on and consummating the merger. Please fill in such information in the proxy in your next amendment or confirm to us that such information will be completed prior to mailing the proxy.

Annex A – Unaudited Pro Forma Condensed Consolidated Financial Statements

Pro Forma Condensed Balance Sheet

Footnote (2), pages A-4 and A-5

2. We note that the proposed disclosure in your correspondence filed October 5, 2009 states that you have *assumed* a value per share of AmREIT stock is equal to $9.50 per share and that you believe that $9.50 is a *fair price* per share of AmREIT common stock. Please revise your disclosure to clearly state that you have *determined* that the *fair value* of AmREIT Common Stock is equal to $9.50 per share. Additionally clarify in your disclosure that you believe that the aggregate fair value of AmREIT stock deemed to be delivered to REITPlus shareholders in exchange for the net assets of REITPlus is $7.1 million and therefore you believe that the $7.1 million reflects the fair value of the net assets of REITPlus.

    Please make conforming changes throughout the document where applicable.

3. Please disclose that you plan to account for the transaction as an asset acquisition in which AmREIT will be considered to have acquired REITPlus' net assets in exchange for share of AmREIT common stock. Clarify in your disclosure that because the consideration to be given is not in the form of cash, generally accepted accounting principles regarding asset acquisitions require that you measure REITPlus' net assets based on either the cost to AmREIT or the fair value of the net assets acquired, whichever is more reliably measurable.

4. Please disclose that you have determined that you have determined that the aggregate fair value of AmREIT's shares deemed to have been issued in the exchange is approximately $7.1 million, which when combined with transaction costs of $550,000 would result in a total cost to AmREIT of approximately $7.6 million. Clarify in your disclosure that you also have obtained an appraisal of REITPlus' investment in Shadow Creek Ranch, which indicates a fair value for REITPlus' net assets of approximately $6 million. Your disclosure should also include your representation that you have determined that the $7.6 million cost to AmREIT is a more clearly evident and reliable measure than the appraisal.

5. Please clearly state the recorded value of the REITPlus assets before and after impairment is recorded. Additionally, it appears that you have determined that the capitalized transaction costs of $550,000 results in an other than temporary impairment. It also appears that you believe the difference between the $7.1 million fair value of the consideration given and the $6.0 million fair value of the assets acquired as determined by an appraisal results in a temporary impairment. Please advise and include disclosure to clearly state your conclusions and the amount of impairment determined to be other than temporary versus temporary.

With respect to the amount of impairment that you have determined to be temporary, include disclosure of your basis for this determination.

Legal Opinions

6. We note that your 5.1 and 8.1 legal and tax opinions are dated July 29, 2009 and July 30, 2009, respectively. Considering these opinions are more than two months old, please file new 5.1 and 8.1 opinions with your next amendment.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jamie John at (202) 551-3446 or Cicely LaMothe at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel

cc: John A. Good, Esq.
        Laura R. Brothers, Esq.